UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

(Check One):   |X| Form 10-KSB  |_| Form 20-F  |_| Form 11-K  |_| Form 10-QSB
               |_| Form 10-D  |_| Form N-SAR  |_| Form N-CSR
               For Period Ended: December 31, 2005
                                 -----------------

               |_| Transition Report on Form 10-KSB
               |_| Transition Report on Form 20-F
               |_| Transition Report on Form 11-K
               |_| Transition Report on Form 10-QSB
               |_| Transition Report on Form N-SAR
               For the Transition Period Ended:

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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 If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                         PART I - REGISTRANT INFORMATION

                                    Digicorp
                                    --------
                             Full name of Registrant

                                       N/A
                                       ---
                            Former Name if Applicable

                               4143 Glencoe Avenue
                               -------------------
            Address of Principal Executive Office (Street and Number)

                            Marina Del Rey, CA 90292
                            ------------------------
                            City, State and Zip Code

                        PART II - RULE 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      |  (a) The  reasons  described  in  reasonable  detail  in Part III of
      |      this  form  could not be eliminated without
      |      unreasonable effort or expense;
      |  (b) The subject annual report, semi-annual report, transition
      |      report on Form 10-KSB, Form 20-F, Form 11-K, Form N-SAR, or
      |      Form N-CSR, or portion thereof, will be filed on or before the
      |      fifteenth calendar day following the  prescribed  due date; or the
 |X|  |      subject quarterly  report or transition report on Form 10-QSB, or
      |      portion thereof will be filed on or before the fifth calendar day
      |      following the prescribed due date; and
      |  (c) The accountant's statement or other exhibit required by
      |      Rule 12b-25(c) has been attached if applicable.

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

                              PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-KSB, 20-F, 11-K, 10-QSB, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

            The compilation, dissemination and review of the information required to be presented in the Form 10-KSB for the relevant period has imposed time constraints that have rendered timely filing of the Form 10-KSB impracticable without undue hardship and expense to the registrant. The registrant undertakes the responsibility to file such report no later than fifteen days after its original prescribed due date.

                           PART IV - OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

                William B. Horne        (310)           728-1450
                ----------------        -----           --------
                     (Name)          (Area Code)    (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
            Yes |X|  No |_|

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
            Yes |X|  No |_|

            If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  Digicorp (the "Company") anticipates that its revenue,
            operating expenses and net loss for the year ended December 31, 2005 are significantly greater than the revenue, expenses and net loss for the year ended December 31, 2004. The increase in revenue is primarily the result of an increase in the direct sales of our licensed content during the year ended December 31, 2005 by the Company's subsidiary Rebel Crew Films, Inc. The Company did not have any direct sales in the prior year. Operating expenses increased primarily due to an increase in compensation paid to consultants as well as legal and accounting fees during 2005, and also due to increases in rent expense, amortization expense related to the increased number of license agreements, and due to an increase in general and administrative expenses attributed to the overall expansion of the Company's business during 2005. Net loss increased as a result of the above factors.

                  A reasonable estimate of the results cannot be made at this time due to the fact that the compilation, dissemination and review of the information required to be presented in the Form 10-KSB has not been completed.

================================================================================

                                    Digicorp
                                    --------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2006                           By:  /s/ William B. Horne
      --------------                                -------------------------
                                               Name:  William B. Horne
                                               Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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